Exhibit 21.1

LIST OF SUBSIDIARIES

3421554 Canada Inc.	Canada

DBSD North America, Inc.	Delaware

DBSD Satellite Management, LLC	Delaware

DBSD Satellite North America Limited	Cayman Islands

DBSD Satellite Services GP	Delaware

DBSD Satellite Services Limited	Great Britain

DBSD Services Limited	Great Britain

New DBSD Satellite Services GP	Delaware

SSG UK Limited	Great Britain

Double Helix Investment Corp.	Delaware

Gatecom do Brasil S.A.	Brazil

Gatecom Leasing GmbH	Germany

Gatecom Mexico SA de CV	Mexico

Gatecom Netherlands BV	Netherlands

ICO Global Communications (Holdings) PTE Limited	Singapore

ICO Global Communications (Operations) Limited	Cayman Islands

ICO Global Communications Holdings (Netherland Antilles) NV	Netherland Antilles

ICO Global Communications Holdings BV	Netherlands

ICO Global Communications Services Inc.	Delaware

ICO Global Limited	Delaware

ICO Management Corp.	Delaware

ICO Satellite Limited	Great Britain

ICO Telecomuincacoes Ltda	Brazil